UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HUTTIG BUILDING PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	43-0334550
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Maryville University Dr., Suite 400 St. Louis, Missouri	63141
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act.

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $.01par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

(if applicable).

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Form 8-A is being filed in connection with the listing of the Common Stock, $.01 par value per share (the “Common Stock”), of Huttig Building Products, Inc. (the “Company”) on the NASDAQ Capital Market of The NASDAQ Stock Market LLC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the Common Stock is included for the purpose of updating and superseding the description of the Common Stock set forth under the caption “Description of Huttig Capital Stock—Common Stock” in the Company’s Registration Statement on Form 10 (File No. 001-14982), filed on September 21, 1999, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description. The following summary of the terms of the Common Stock is qualified by reference to the Company’s Restated Certificate of Incorporation (the “Certificate”), the Company’s Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

The Certificate authorizes the Company to issue fifty-five million (55,000,000) shares of capital stock, consisting of (i) fifty million (50,000,000) shares of Common Stock and (ii) five million (5,000,000) shares of preferred stock, $.01 par value per share (the “Preferred Stock”). As of September 30, 2013, 24,314,942 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding.

Voting Rights

Each share of Common Stock will entitle its holder of record to one vote in the election of directors and on all other matters to be voted on by the stockholders. Holders of Common Stock will not have cumulative voting rights. As a result, the holders of a plurality of the shares of Common Stock voting for the election of directors may elect all nominees standing for election as directors.

Dividends

Subject to the rights of holders of Preferred Stock, if any, holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion from funds legally available for that use. It is currently anticipated that no cash dividends will be paid on the Common Stock in the foreseeable future in order to conserve cash for use in the Company’s business, possible future acquisitions and debt reduction. The Company’s board of directors expects to periodically re-evaluate this dividend policy taking into account the Company’s operating results, capital needs and other factors.

Liquidation and Dissolution

Subject to the rights of holders of Preferred Stock, if any, holders of Common Stock will be entitled to share on a pro rata basis in any distribution to stockholders upon the liquidation, dissolution or winding up of the Company. No holder of Common Stock will have any preemptive right to subscribe for any Common Stock or other security.

Certain Provisions of the Company’s Governing Documents

The following is a description of certain provisions of the Certificate and the Bylaws. This description is qualified in its entirety by reference to the full texts of those documents. Certain provisions of the Certificate and the Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company, without the approval of the Company’s board of directors.

Classification of Directors. The Certificate and the Bylaws provide that the Company’s board of directors will consist of three classes of directors. The initial members of the Company’s board of directors were divided into three classes to serve as follows: one class initially held office for a term to expire at the first annual meeting of stockholders after their initial election; another class initially held office for a term to expire at the second annual meeting of stockholders after their initial election; and the third class initially held office for a term to expire at the third annual meeting of stockholders after their initial election. At each annual meeting of the Company’s stockholders, only the election of directors of the class whose term is expiring will be voted upon, and upon election each director will serve a three-year term.

Right to Call a Special Meeting. The Certificate provides that special meetings of the stockholders may only be called by the Chairman or by the board of directors pursuant to a resolution approved by a majority of the entire board. Accordingly, stockholders will not have the right to call a special meeting of the stockholders.

No Action by Consent. The Certificate provides that any action required to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by the written consent of stockholders.

Fiduciary Duties of Directors. As permitted by the DGCL, the Certificate includes a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or an unlawful stock purchase or redemption; or

•	for any transaction from which the director derives an improper personal benefit.

The Certificate further provides that, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent so permitted. The Certificate also specifies that no amendment to or repeal of the provisions shall apply to or have any effect on the liability or alleged liability of any of the Company’s directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.

Anti-Takeover Legislation

Because neither the Certificate nor the Bylaws contain a provision expressly electing not to be covered by Section 203 of the DGCL, the Company is subject to this statutory anti-takeover provision. Section 203 provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”) may not engage in a “business combination” with the corporation for a period of three years following the time the person became an interested stockholder, unless:

•	the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•	the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 662/3% of the outstanding shares of voting stock not owned by the interested stockholder.

In determining whether a stockholder is the “owner” of 15% or more of a corporation’s voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A “business combination” is defined to include:

•	mergers or consolidations of a corporation with an interested stockholder;

•	sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries;

•	certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and

•	receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

Amendments

After the Company’s board of directors has adopted a resolution declaring the advisability of an amendment to the Certificate, the Certificate generally may be amended with a majority vote of the stockholders, but certain provisions of the Certificate, including certain of the provisions discussed herein, can only be amended with an affirmative vote of the holders at least two-thirds of the voting power of the Company. The Bylaws may be amended by(i) the Company’s board of directors or (ii) the Company’s stockholders with an affirmative vote of the holders at least two-thirds of the voting power of the Company. These two-thirds vote requirements prevent a stockholder with only a majority of the Common Stock from circumventing the requirements of the Bylaws or certain provisions of the Certificate by simply amending or repealing them.

Item 2.	Exhibits.

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 4, 2013

HUTTIG BUILDING PRODUCTS, INC.

By:	/s/ Philip W. Keipp
Philip W. Keipp
Vice President and Chief Financial Officer